SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

January 27th, 2016

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01 (the “Resolution”), Credicorp Ltd. complies with notifying you of the following Material Event:

1.	In its session held on January 27th, 2016, Credicorp’s Board of Directors unanimously agreed to set the date for the Annual General Meeting of Shareholders for Thursday March 31st, 2016, at 3 p.m. (Peruvian time), at the main offices of Banco de Credito del Peru, located at 156 Calle Centenario, Laderas de Melgarejo, in La Molina, Lima, Peru. In accordance with the Company’s Bye-Laws, if the required quorum is not met in the first instance, the meeting will be postponed until Thursday April 7th, 2016 at the same place and time.

The Board has established that those shareholders who are officially registered as shareholders of the Company as of February 10th, 2016 (“Record Date”) will be entitled to attend and vote in the above mentioned meeting.

2.	The Agenda defined for such meeting will attend to the following matters:

•	Presentation, by the Chairman of the Board, of the Annual Report for the financial year ended December 31st, 2015.
•	To consider and approve the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31st, 2015 including the report of the independent auditors of the Company thereon.
•	To appoint the external auditors of the Company to perform such services for the financial year 2016 and to define the fees for such audit services.

Furthermore, Credicorp informs that, due to its condition as a foreign private issuer with shares listed in the Registro Público del Mercado de Valores de la Superintendencia del Mercado de Valores Peruana (SMV) and in the New York Stock Exchange, and the NYSE guidance and requirements, as well as Bermuda (country of incorporation) Law and regulation, Credicorp’s audited consolidated financial statements and Annual Report for the financial year ended December 31st, 2015 are not available as of January 27th, 2016 and, in consequence, cannot be delivered to shareholders jointly with notice of the meeting, as it is required by the Resolution.

Thus, according to Oficio N° 345-2016-SMV/11.1 dated January 20th, 2016, the SMV has recognized that the exception included in item 1 of the Resolution’s Appendix is applicable to Credicorp, and therefore, the Company will make available its audited consolidated financial statements and Annual Report for the financial year ended December 31st, 2015 as soon as they are ready. The publication of such information is expected to take place on February 24th, 2016, when it is expected for the Board of Directors to approve such documents.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger_

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27th, 2016

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative